Filed pursuant to Rule 424(b)(3)

Registration No. 333-116586

Supplement No. 1

to

Exabyte Corporation Prospectus

Dated April 26, 2005

Exabyte Q1-05 Earnings, page 2

FOR IMMEDIATE RELEASE

COMPANY CONTACT:	MEDIA CONTACT:	INVESTOR CONTACT:
Carroll Wallace, CFO	Bill Marino	Charles Messman/Todd Kehrli
Exabyte Corp.	Trippe-Marino, Inc.	MKR Group, LLC
303-442-4333	303-988-5133	818-556-3700
cwallace@exabyte.com	bmarino@trippemarino.com	ir@mkr-group.com

EXABYTE ANNOUNCES FIRST QUARTER 2005 FINANCIAL RESULTS

Automation Hardware Revenue Increases 54% Sequentially And 72% Year-Over-Year; Company Continues to Decrease Net Loss on a Year-Over-Year Basis

Boulder, Colo.--April 28, 2005— Exabyte Corporation (OTCBB: EXBT), the leading innovator in tape backup, restore and archival systems, today announced financial results for the first quarter of 2005, ended March 31, 2005.

Total revenue for the first quarter was $24.6 million compared to $26.1 million for the first quarter of 2004, and $25.7 million reported last quarter. The loss from operations in the first quarter of 2005 was $785,000, an improvement over the $2.1 million and $1.2 million reported in the first and fourth quarters of 2004, respectively. The net loss for the first quarter of 2005 was $931,000, an improvement over the $3.3 million net loss reported in the first quarter of 2004, and the $2.3 million reported last quarter.

The decrease in revenue in the first quarter of 2005, as compared to the prior year and prior quarter, reflects the continuing decrease in revenue from Legacy hardware and media, which decreased 11% sequentially and 32% year-over-year, as the Company transitions to newer products and technologies. In addition, revenue from VXA drive and media products decreased in 2005, due primarily to decreased drive shipments to OEM customers. Increased revenue from VXA and LTO automation products offset a portion of the overall decrease in revenue, as shipments of the Company’s automation products to both OEM and distribution customers increased during the quarter.

Exabyte Q1-05 Earnings, page 3

First Quarter Highlights:

•	The company recorded a 29.1% gross margin for the first quarter of 2005, which was the highest generated by the Company in the last six quarters.
•	Net loss improved, despite lower revenue.
•	Hardware products introduced in the past year contributed significant revenue in the first quarter of 2005.
•	Sales of the new Magnum 1x7 2U automation product increased approximately 55% over last quarter, contributing $1.6 million in revenue.
•	Revenue from the VXA 2 Packetloader product improved to $2.9 million.
•	Automation hardware revenue increased 54% sequentially and 72% year-over-year – validating the market trend toward automated backup.
•	Revenue from OEM customers represented 25% of total revenue and 42% of total hardware revenue, both of which are increases over the prior year but less than the prior quarter.
•	OEM automation revenue in 2005 included a 97% sequential increase and a 149% year-over-year increase from our VXA and LTO automation products.
•	Engineering, research and development expense increased in 2005, due to additional costs related to the development of new products, which are expected to be released in the second half of 2005.

“The growth in automation-related revenue and, in particular, the strong performance by our newer products further validates our market strategy of focusing not only on stand-alone drives, but also low-cost, highly reliable tape automation products,” said Tom Ward, President and CEO of Exabyte. “In the past, only larger businesses could afford tape automation. We recognized this as an opportunity to develop and deliver a more cost-effective product for small and medium size companies. As we continue to execute on our roadmap and develop the next generations of VXA drives, we will evaluate additional opportunities to integrate both VXA and LTO technologies into new generations of cost-effective, full-featured automation products.”

“The increase in automation sales of these product lines to our OEM customers during the quarter is a clear indicator of their market acceptance and future growth potential. We remain confident in the overall market opportunity for our VXA and LTO product lines,” concluded Ward.

Exabyte Q1-05 Earnings, page 4

As previously announced in March, the Company improved its borrowing capacity during the quarter by entering into a new $20,000,000 asset-based line-of-credit agreement with Wells Fargo Business Credit, Inc. This agreement replaced the Company’s previous agreement with Silicon Valley Bank and provides for additional borrowing availability based on finished goods inventory balances, a higher advance rate on eligible accounts receivable, and a lower interest rate.

The Company will hold a conference call on Thursday morning, April 28 at 9:00 a.m. MST to discuss first quarter financial results. Interested parties can join the call by dialing (800) 295-4740, in the U.S. or (617) 614-3925 internationally and entering the participant code 30616743. The call also will be webcast from the Company web site; for information, visit http://www.exabyte.com/earnings. In addition, the call will be recorded and available on the Company’s web site after 5:00 p.m.

About Exabyte Corporation

Exabyte Corporation (OTCBB: EXBT) is a leading innovator and provider of tape storage. For over 20 years, the company has been recognized for its innovative engineering approach and for consistently raising industry standards in technology, quality and data reliability. The Company’s products back up and restore critical business information in a manner consistently ahead of its competitors in terms of storage capacity, transfer speeds, state-of-the-art autoloaders and readable/writeable tapes. The company’s product suite provides its customers dramatically higher capacity, speed and reliability at competitive prices. Exabyte has a worldwide network of OEMs, distributors and resellers that share the company’s commitment to innovation and customer service, including IBM, Fujitsu Siemens, Apple, Imation, Bull, Toshiba, Logitec, Kontron, Tech Data, Ingram Micro, CDW and Arrow Electronics. For additional information, call 1-800-EXABYTE or visit www.exabyte.com.

The foregoing contains forward-looking statements related to the Company’s products and business prospects. Such statements are subject to one or more risks. The actual results that the Company achieves may differ materially from such forward-looking statements due to risks and uncertainties related to customer dependence, competition, product development, market demand, management of the business and product transitions and other such risks as noted in the Company’s Form 10-K and Form 10-Qs.

Exabyte Q1-05 Earnings, page 5

Exabyte, VXA and M2 are registered trademarks, and, MammothTape is a trademark of Exabyte Corp. All other trademarks are the property of their respective owners.

Exabyte Q1-05 Earnings, page 6

EXABYTE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

ASSETS

	Dec. 31, 2004	(Unaudited) Mar 31, 2005
Current assets:		
Cash and cash equivalents	$ 444	$ 563
Accounts receivable, net	13,929	14,143
Inventory, net	12,398	12,262
Other	2,322	2,002
Total current assets	29,093	28,970
Equipment and leasehold improvements, net	2,601	2,676
Goodwill	7,428	7,428
Other non-current assets	857	798
Total assets	$ 39,979	$ 39,872

LIABILITIES AND STOCKHOLDERS' DEFICIT

	Dec. 31, 2004	(Unaudited) Mar 31, 2005
Current liabilities:		
Accounts payable	$ 7,766	$ 7,809
Accrued liabilities	5,017	4,506
Current portion of deferred revenue	3,460	3,425
Line of credit - Bank	6,173	8,764
Current portion of notes payable - suppliers	3,201	4,072
Current portion of other non-current liabilities	488	471
Total current liabilities	26,105	29,047
Notes payable, less current portion:		
Suppliers	6,210	4,431
Others	2,973	2,979
	9,183	7,410
Deferred revenue, less current portion	15,025	14,598
Accrued warranties, less current portion	845	968
Other liabilities, less current portion	573	493
Stockholders' deficit	(11,752)	(12,644)
Total liabilities and stockholders' deficit	$ 39,979	$ 39,872

RECLASSIFICATIONS

Certain reclassifications have been made to prior periods' balances to conform with current period presentations.